UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

ITEM 1
(a) Name of Issuer: ADVANCED MARKETING SERVICES
(b) Address of Issuer: 5880 Oberlin Drive, Suite 400
                       San Diego, CA 92121

ITEM 2
(a) Name of Person Filing: KAHN BROTHERS & CO., INC.
(b) Address of Principal Business Office:
	555 Madison Avenue, 22nd Floor
	New York, NY 10022
(c) Citizenship: USA
(d) Title of Class of Securities: COMMON
(e) CUSIP Number: 00753T105

ITEM 4. OWNERSHIP
(a) Amount beneficially owned: 2,925,623
(b) Percent of class: 15.35%
(c) Number of shares as to which the person has:
    (iv) Shared power to dispose to direct the disposition of:
		2,925,623